May 19, 2006

Mail Stop 4561

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

      Re:	Realogy Corporation
		Amendment No. 1 to Registration Statement on Form 10
      Filed May 9, 2006
		File No.  001-32852

Dear Mr. Bock:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12 of the Exchange Act.
If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments.
If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please advise us of the exemption from the Securities Act you will rely upon in connection with the issuance of Realogy restricted stock units and options, including those for which the performance and time vesting has been eliminated, to be issued in connection with the spin-off.

3. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.
4. We note that you appear to be seeking confidential treatment for certain supporting information provided to us. Please revise your request to comply with Rule 83 of the Freedom of Information Act, including providing a copy of the request to the Commission`s FOIA officer.

Summary, page 1

Our Risks, page 6
5. Please revise the second bullet point to reference the recent rise in interest rates and explain how rising rates could hurt your business. In the fourth bullet point and in your discussion on page
81, please disclose the $690 million value of the contingent and other corporate liabilities you will incur. Refer to your disclosure on page 33.

The Separation, page 6

Overview, page 6
6. From page 7, it appears that the vehicle rental business will not be taking a share of certain contingent or corporate liabilities.
Please explain why.

Recent Events..., page 8
7. We note that the sale of Travelport could lead to a reallocation of historical liabilities. Please discuss in more detail whether the sale could lead to an increase in Realogy`s liability for certain claims arising out of the class action lawsuits and ongoing audits as a result of the sale of one potential payor.

The Separation, page 40

Opinion of Evercore Group, page 49
8. We note your response to prior comment 18. Since Evercore is not opining on the relative fairness of the transaction when compared with alternative strategies and since Cendant shareholders will, after all the spin-offs, own a pro rata share of each business, is still unclear to us precisely what Evercore is opining on. Does the fairness opinion relate to the allocation of assets and liabilities among the four companies? In revising your disclosure, it may be helpful to explain what could potentially be unfair in a transaction of this sort.

MD&A, page 67

Separation from Cendant..., page 80
9. On page 82, please disclose the relative contribution of you, Wyndham, Travelport and the vehicle rental business to Cendant`s 2005
EBITDA.  Also, please clarify whether both your contribution to
2005
EBITDA and your ability to pay were considered in setting your 50% liability for contingent Cendant obligations not directly related to your business. If so, please explain how these two factors were weighed and revise your summary disclosure on page 7 accordingly.

Business, page 85

Certain Relationships and Related Party Transactions, page 137
10. Please confirm that Mr. Edelman has served as counsel at Paul
Hastings since June 2000. His bio suggests he worked there until June 2000.

Where You Can Find More Information, page 159
11. Please revise the SEC`s address to 100 F Street, N.E.,
Washington, D.C. 20549.

Combined Statements of Cash Flows, page F-5

12. We note your response to comment 51. It is unclear to us why no portion of the advances made to Cendant in the periods presented was allocated against income taxes payable to Cendant and recognized as a cash outflow from operations. This seems to conflict with the fact that the cumulative amounts advanced to Cendant approximates the cumulative amounts due to Cendant during the three years ended December 31, 2005, as evidenced by the change in amounts due to Cendant disclosed in Note 16. As such, please tell us why you have not considered the cash advances to Cendant to effectively result in repayments of amounts due to Cendant in determining the appropriate presentation in your statement of cash flows.

Note 18, Subsequent Events, page F-33 - F-34

13. We note your response to comments 54 and 55. Please revise to disclose Cendant`s method for allocating the debt as described in your response and, if true, that Cendant`s corporate debt does not specifically relate to your operations or prior acquisitions.

Other
14. Please note that the acknowledgement contained on the final page of your response letter must be signed by an officer of the company.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Maulbeck at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Thomas Greenberg (via facsimile, 917-777-7886)
	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP





Eric J. Bock, Esq.
Cendant Corporation
May 19, 2006
Page 1